Exhibit 99.4

Execution Version

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of December 22, 2025, by and among Trinity Biotech PLC, a public limited company organized and existing under the laws of Ireland (the “Company”), Perceptive Credit Holdings III, L.P. (“PCH III”) and Perceptive Credit Holdings II, L.P. (“PCH II” and, together with PCH III the “Initial Investors” and each an “Initial Investor”) and each other investor from time to time signatory hereto (together with the Initial Investors and any transferee or assignee who agrees in writing to become bound by the provisions of this Agreement in accordance with Section 10 hereof, the “Investors” and each an “Investor”).

WHEREAS:

A. PCH III and the Company are parties to that certain Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025, as amended on October 16, 2025 (the “Existing Credit Agreement”), by and among Trinity Biotech, Inc., a Delaware corporation (“U.S. Holdings”), Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”), MarDx Diagnostics, Inc., a California corporation (“U.S. Mardx”), Biopool U.S., Inc., a Delaware corporation (d/b/a Trinity Biotech Distribution) (“U.S. Biopool”), Primus Corporation, a Missouri corporation (“U.S. Primus”), IMMCO Diagnostics, Inc., a Delaware corporation (“U.S. Immco”), TRIB Biosensors Inc., a Delaware corporation (“U.S. TRIB” and together with U.S. Holdings, U.S. Clark, U.S. Mardx, U.S. Biopool, U.S. Primus and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), the Guarantors (as defined therein) signatory thereto, including the Company, and PCH III (as administrative agent and lender).

B. Contemporaneously with the execution and delivery of this Agreement, PCH III (as administrative agent and lender), the Borrowers and the Guarantors, including the Company, are entering into the Second Amendment to Credit Agreement, dated as of the date hereof (as the same may hereafter be amended, modified, restated or otherwise supplemented from time to time, the “Amendment”).

C. The Amendment, among other things, provides for the issuance of the Notes, which are convertible into the Company’s American Depositary Shares (“ADSs”) represented by American Depositary Receipts (“ADRs”) upon the terms and subject to the conditions set forth in the Notes.

D. On the date hereof, PCH II, the Company and U.S. TRIB are entering into that certain Conversion Rights Agreement (the “Conversion Rights Agreement”), pursuant to which certain obligations of U.S. TRIB may be satisfied through the issuance to PCH II of ADSs (represented by ADRs).

E. In order to induce the Initial Investors to enter into the Amendment and the Conversion Rights Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Initial Investors hereby agree as follows:

1. DEFINITIONS.

a.  As used in this Agreement, the following terms shall have the following meanings (all capitalized terms used and not otherwise defined herein having the respective meanings set forth in the Amendment):

(i) “Additional Filing Deadline” means, with respect to any Registration Statements that may be required pursuant to Section 2(a)(ii), (A) the tenth (10th) day following the first date on which such Registrable Securities may then be included in a Registration Statement if such Registration Statement is required to be filed because the SEC shall have notified the Company in writing that certain Registrable Securities were not eligible for inclusion in a previously filed Registration Statement, or (B) if such additional Registration Statement is required for a reason other than as described in (A) above, the twentieth (20th) day following the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement is required.

(ii) “Additional Registration Deadline” means, with respect to any additional Registration Statement(s) required to be filed pursuant to Section 2(a)(ii), (a) the thirtieth (30th) day following the applicable Additional Filing Deadline or (b) if earlier than the date described in clause (a) of this definition, five (5) Trading Days after the Company is first notified by the SEC that such Registration Statement will not be reviewed or is no longer subject to further review and comment; provided, that if the Additional Registration Deadline would otherwise occur  during a period in which the SEC has publicly stated that it will not process new or pending registration statements due to a government shutdown (an “SEC Shutdown”), and in the case of clause (b) of this definition such SEC Shutdown commences within two (2) Trading Days after the date the Company is first notified that the applicable Registration Statement will not be reviewed or is no longer subject to review and comment, such deadline shall be extended to five (5) Trading Days following the termination of the SEC Shutdown.

(iii) “Beneficial Ownership Cap” has the meaning set forth in the Conversion Rights Agreement.

(iv) “Block Trade” means any non-marketed underwritten takedown offering taking the form of a bought deal or block sale to a financial institution.

(v) “Business Day” has the meaning set forth in the Existing Credit Agreement.

(vi) “Closing Date” means December 22, 2025.

(vii) “Conversion Rights” means the right to convert the Obligations (as defined in the Conversion Rights Agreement) (in whole or in part) into ADSs in accordance with the Conversion Rights Agreement.

(viii) “Deposit Agreement” has the meaning set forth in the Notes.

(ix) “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder, and any successor statute.

(x) “FINRA” means the Financial Industry Regulatory Authority Inc. (or successor thereto).

(xi) “Filing Deadline” for the Registration Statement required pursuant to Section 2(a)(i), shall mean January 14, 2026, and for each Registration Statement required pursuant to Section 2(a)(ii) means the Additional Filing Deadline.

(xii) “Foreign Private Issuer” has the meaning set forth in Rule 405 of Regulation C under the Securities Act or any successor rule thereto.

(xiii) “Form F-1” means a Registration Statement on Form F-1, or if the Company is no longer a Foreign Private Issuer, Form S-1, or in each case, any successor form of registration statement.

(xiv) “Form F-3” means a Registration Statement on Form F-3, or if the Company is no longer a Foreign Private Issuer, Form S-3, or in each case, any successor form of registration statement.

(xv) “Form F-6” means a Registration Statement on Form F-6 or any successor form of registration statement.

(xvi) “Ordinary Shares” has the meaning set forth in the Notes.

(xvii) “Person” means and includes any natural person, partnership, joint venture, corporation, trust, limited liability company, limited company, joint stock company, unincorporated organization, government entity or any political subdivision or agency thereof, or any other entity.

(xviii) “Prospectus” means (i) any prospectus (preliminary or final) included in any Registration Statement, as may be amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the Securities Act relating to any offering of Registrable Securities pursuant to a Registration Statement.

(xix) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415, and such Registration Statement becoming effective (to the extent required, by declaration or ordering of effective, of such Registration Statement by the United States Securities and Exchange Commission (the “SEC”)).

(xx) “Registrable Securities” means (a) any ADSs issued or issuable upon conversion of, or otherwise pursuant to or in respect of, any Notes held or hereafter acquired by any Investor (without giving effect to the Beneficial Ownership Cap or any other limitation on conversion thereof) (the “Conversion Shares”), (b) any ADSs issued or issuable upon exercise of the Conversion Rights (without giving effect to the Beneficial Ownership Cap or any other limitation on exercise thereof) (the “Put Shares”), (c) the Ordinary Shares underlying the Conversion Shares and the Put Shares and (d) any securities issued or issuable upon any share split, share dividend, change in par value, recapitalization, reorganization, reclassification or similar event in respect of ADSs or the Ordinary Shares (including, for the avoidance of doubt, any such transaction that adjusts the number of Ordinary Shares underlying the ADSs) (a “Stock Event”).

(xxi) “Registration Deadline” shall mean, (a) for purposes of any Registration Statement required pursuant to Section 2(a)(i), the date that is (x) sixty (60) days after the applicable Filing Deadline or (y) if earlier than the date described in clause (a)(x) of this definition, five (5) Trading Days after the Company is first notified by the SEC that such Registration Statement will not be reviewed or is no longer subject to further review and comment, and (b) with respect to any Registration Statement required pursuant to Section 2(a)(ii), the Additional Registration Deadline, provided, that if the Registration Deadline would otherwise occur during an SEC Shutdown, and in the case of clause (a)(y) of this definition such SEC Shutdown commences within two (2) Trading Days after the date the Company is first notified that the applicable Registration Statement will not be reviewed or is no longer subject to review and comment, such deadline shall be extended to five (5) Trading Days following the termination of the SEC Shutdown.

(xxii) “Registration Failure” means that (A) the Company fails to file with the SEC on or before the Filing Deadline any Registration Statement required to be filed pursuant to Section 2 hereof, (B) the Company fails to obtain effectiveness with the SEC, prior to the Registration Deadline, and if such Registration Statement does not become effective prior to the Registration Deadline, as soon as possible thereafter, of any Registration Statement that is required to be filed pursuant to Section 2(a) hereof, or fails to keep such Registration Statement current and effective as required in Section 3 hereof, (C) the Company fails to file any additional Registration Statement required to be filed pursuant to Section 2(a)(ii) hereof on or before the Additional Filing Deadline or fails to cause such additional Registration Statement to become effective on or before the Additional Registration Deadline, and if such effectiveness does not occur within such period, as soon as possible thereafter, or (D) the Registration Statement required to be filed hereunder, after its initial effectiveness and during the applicable Registration Period, lapses in effect or, other than on a day during an Allowable Grace Period or a Staleness Period, sales of all of the Registrable Securities required to be covered thereby cannot otherwise be made thereunder (whether by reason of the Company’s failure to amend or supplement the Prospectus included therein in accordance herewith, the Company’s failure to file and obtain effectiveness with the SEC of an additional Registration Statement or amended Registration Statement required pursuant to Section 2(a)(ii) or 3(b) hereof, as applicable, or otherwise) except, in each case, for a failure due to, or resulting from, an Investor’s failure to provide, or delay in providing, information required to be provided by such Investor for inclusion in such Registration Statement or by an error in any such information; provided, that the Company shall have used its reasonable best efforts to file, obtain effectiveness, and to otherwise procure the availability of such Registration Statement as soon as reasonably practicable following the date such Investor shall have cured such failure, delay or error.

(xxiii) “Registration Statement(s)” means any registration statement(s) of the Company filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, all amendments and supplements to such Registration Statement, including post-effective amendments, and all exhibits to, and all material incorporated by reference in, such Registration Statement.

(xxiv) “Required Investors” means holders of a majority in interest of then-outstanding Registrable Securities.

(xxv) “Rule 144” means Rule 144 under the Securities Act or any successor rule.

(xxvi) “Rule 415” means Rule 415 under the Securities Act or any successor rule providing for the offering of securities on a continuous basis.

(xxvii) “Shelf Participant” means any holder of Registrable Securities listed as a potential selling stockholder in connection with a Resale Shelf Registration or any such holder that could be added to such Resale Shelf Registration without the need for a post-effective amendment thereto or added by means of an automatic post-effective amendment thereto.

(xxviii) “Staleness Period” means, with respect to each fiscal year of the Company, the period commencing on March 31of the immediately succeeding fiscal year and ending on the earlier to occur of (i) the filing of the Company’s Form 20-F for such fiscal year and (ii) April 30 of the immediately succeeding fiscal year.  By way of example, the Staleness Period in respect of the Company’s fiscal year ending December 31, 2025 will commence on March 31, 2026 and end on the earlier of April 30, 2026 and the date the Company files its Form 20-F in respect of the year ended December 31, 2025. For the avoidance of doubt, if the Company files a Form 20-F in respect of any fiscal year prior to March 31 of the immediately succeeding fiscal year, there shall be no Staleness Period during such succeeding fiscal year.

(xxix) “Trading Day” has the meaning set forth in the Notes.

2. REGISTRATION.

a.  MANDATORY REGISTRATION.  a) Following the date of this Agreement, the Company shall prepare, and, on or prior to the applicable Filing Deadline, file with the SEC a Registration Statement (the “Mandatory Registration Statement”) on Form F-3 (or, if Form F-3 is not then available, on Form F-1), covering the resale of the Initial Amount (as defined below) of Registrable Securities, which Registration Statement, to the extent allowable under the Securities Act and the rules and regulations promulgated thereunder (including Rule 416), shall state that such Registration Statement also covers such indeterminate number of additional ADSs and corresponding Ordinary Shares as may become issuable upon conversion or exercise (as applicable) of or otherwise pursuant to or in respect of the Notes or the Conversion Rights to prevent dilution resulting from share splits, share dividends, share issuances or similar transactions. The number of ADSs and corresponding Ordinary Shares initially included in such Registration Statement shall be 55,890,900 ADSs and 1,117,818,000 corresponding Ordinary Shares, subject to adjustment for any Stock Event occurring prior to the effective date of such Registration Statement (the “Initial Amount”).

(ii) If for any reason, despite the Company’s use of its reasonable best efforts to include all of the Registrable Securities requested or required to be included in any Registration Statement filed pursuant to Section 2(a)(i), (and subject to Section 3(q) below), the SEC does not permit all such Registrable Securities to be included in such Registration Statement, or if all Registrable Securities registered by a previous Registration Statement (including any Registration Statement filed pursuant to this Section 2(a)(ii)) have been sold, then the Company shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC an additional Registration Statement on Form F-3 (or, if Form F-3 is not then available, on Form F-1) covering the resale of all remaining Registrable Securities; provided, that the Company shall not be required to include in any Registration Statement a number of ADSs that, when multiplied by the VWAP (as defined in the Warrants) for the ADSs on the Trading Day immediately prior to the date the Company first knows, or reasonably should have known, that such additional Registration Statement is required, would exceed $50,000,000.

(iii) Subject to any SEC comments, any Registration Statement pursuant to this Section 2(a) shall include a “plan of distribution” approved by the holders of a majority-in-interest of the Registrable Securities to be included in such Registration Statement. Each Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to, and shall be subject to the approval of, which shall not be unreasonably withheld or delayed, the Investors and Legal Counsel (as defined below) prior to its filing or other submission.

b.  SHELF TAKEDOWNS. (i) At any time when a Registration Statement for the sale or distribution by holders of Registrable Securities on a delayed or continuous basis pursuant to Rule 415, including by way of an underwritten offering, block sale or other distribution plan (each, a “Resale Shelf Registration”), is effective and its use has not been otherwise suspended by the Company in accordance with the terms of Section 3(r) below, upon a written demand (a “Takedown Demand”) by any Investor holding Registrable Securities at such time (the “Initiating Holder”), the Company will facilitate in the manner described in this Agreement a “takedown” of Registrable Securities off of such Resale Shelf Registration (a “take down offering”) and the Company shall pay all Registration Expenses (as defined below) in connection therewith; provided that, subject to the Disclosure Covenants set forth in Section 6(d) of the Amendment, the Company will provide (x) in connection with any non-marketed underwritten takedown offering (other than a Block Trade), at least two (2) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder), (y) in connection with any Block Trade, notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) no later than noon New York City time on the Business Day prior to the requested Takedown Demand and (z) in connection with any marketed underwritten takedown offering, at least five (5) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder). In connection with (x) any non-marketed underwritten takedown offering and (y) any marketed underwritten takedown offering, if any Shelf Participants entitled to receive a notice pursuant to the preceding sentence request inclusion of their Registrable Securities (by notice to the Company, which notice must be received by the Company no later than (A) in the case of a non-marketed underwritten takedown offering (other than a Block Trade), the Business Day following the date notice is given to such participant, (B) in the case of a Block Trade, by 10:00 p.m. New York City time on the date notice is given to such participant and (C) in the case of a marketed underwritten takedown offering, three (3) Business Days following the date notice is given to such participant), the Initiating Holder and the other Shelf Participants that request inclusion of their Registrable Securities shall be entitled to sell their Registrable Securities in such offering.  Subject to the Disclosure Covenants set forth in Section 6(d) of the Amendment, each holder of Registrable Securities agrees that such holder shall treat as confidential the receipt of the notice of a Takedown Demand and shall not disclose or use the information contained in such notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(ii) The Company shall not include in any Registration Statement filed in respect of an underwritten takedown offering any securities that are not Registrable Securities without the prior written consent of the managing underwriters and the holders of a majority of the Registrable Securities then outstanding.  If a takedown offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities included in such underwritten offering, the Company shall include in such offering, prior to the inclusion of any securities which are not Registrable Securities, the Registrable Securities requested to be included in such registration (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder).

(iii) If any takedown offering is an underwritten offering, the Initial Investors shall have the right to select the investment banker(s) and manager(s) to administer such takedown offering; provided that such selection shall be subject to the written consent of the Company, which consent will not be unreasonably withheld. In each case, the Initial Investors shall have the right to approve the underwriting arrangements with such investment banker(s) and manager(s) on behalf of all holders of Registrable Securities participating in such offering. All Investors proposing to distribute their securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

c.  NOTICES. Each Investor acknowledges and agrees that, in the event the Company would be required by the terms of this Section 2 to provide notice to such Investor of the filing of any Registration Statement in which any Registrable Securities of any Investor are eligible to be included, the Company shall provide such notice only to counsel to such Investor (which shall be Katten Muchin Rosenman LLP (Attn: Mark D. Wood and Jonathan D. Weiner) or such other counsel as shall have been designated by such Investor), unless such Investor has given prior written instructions to the contrary to the Company.

3. OBLIGATIONS OF THE COMPANY. In connection with any Registration of the Registrable Securities hereunder, the Company shall have the following obligations:

a.  The Company shall prepare promptly, and file with the SEC as soon as practicable after such registration obligation arises hereunder (but in no event later than the applicable Filing Deadline), such Registration Statements with respect to the Registrable Securities as provided in Section 2(a), and thereafter to cause each such Registration Statement relating to Registrable Securities to become effective as soon as possible after such filing, but in any event shall cause each such Registration Statement relating to Registrable Securities to become effective no later than the applicable Registration Deadline, and shall keep the Registration Statement current and effective pursuant to Rule 415 at all times after its effective date until such date as is the earlier of (i) the date on which all of the Registrable Securities included in such Registration Statement have been sold pursuant to such Registration Statement or pursuant to Rule 144 and (ii) the first date following the first anniversary of the Closing Date on which (x) all of the Registrable Securities included in such Registration Statement (in the opinion of counsel to the Investors) may be immediately sold to the public without registration or restriction (including without limitation as to volume by each holder thereof), and without compliance with any “current public information” requirement, pursuant to Rule 144 under the Securities Act and (y) the Company’s legal counsel shall have delivered to the Depositary and the Company’s transfer agent for the Ordinary Shares a legal opinion to the effect that all of the Registrable Securities may be sold by the Investors without registration under the Securities Act and such other information and documentation as the Depositary or such transfer agent may require to effect the issuance of all Registrable Securities free of all restrictive legends (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein or related thereto), except for information provided in writing by an Investor pursuant to Section 4(a), shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading.  In the event that Form F-3 is not available for the registration of the resale of any Registrable Securities hereunder (but, for the avoidance of doubt, without in any way affecting the Company’s obligation to Register the resale of the Registrable Securities on such other form as is available, as provided in Section 2(a)), (i) the Company shall undertake to file, within twenty (20) days of such time as such form is available for such Registration, a post-effective amendment to the Registration Statement then in effect, or otherwise file a Registration Statement on Form F-3, registering such Registrable Securities on Form F-3; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement (or post-effective amendment) on Form F-3 covering such Registrable Securities has been declared effective by the SEC, and (ii) the Company shall provide that any Registration Statement on Form F-1 filed hereunder shall incorporate documents by reference (including by way of forward incorporation by reference) to the maximum extent possible. If at any time following the filing of a Registration Statement when the Company is required to re-evaluate its Form F-3 eligibility and the Company determines that it is not eligible to register the Registrable Securities on Form S-3, the Company shall i) as promptly as practicable, if the Company is not eligible at such time to file a Registration Statement on Form F-3, post-effectively amend the Registration Statement to a Registration Statement on Form F-1, or file a new Registration Statement on Form F-1, covering all of the Registrable Securities, ii) cause such post-effective amendment or Registration Statement to be declared effective by the SEC, and iii) keep such Registration Statement effective during the Registration Period.  If at any time the Company ceases to be a foreign private issuer, the Company shall cause any Registration Statement required to be filed or available for the resale of Registrable Securities hereunder to be filed or post-effectively amended, as applicable, on Form S-3 (if the Company is then eligible to use such form) or Form S-1, and thereafter each reference to Form F-3 or Form F-1 in this Agreement shall be deemed to refer to Form S-3 or Form S-1, respectively.

b.  The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to each Registration Statement and the Prospectus used in connection with each Registration Statement as may be necessary to keep each Registration Statement current and effective at all times during the Registration Period, and, during the Registration Period, shall comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by each Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the event that on any Trading Day (the “Registration Trigger Date”) the number of shares available under the Registration Statements filed pursuant to this Agreement is insufficient to cover all of the Registrable Securities, including all of the Registrable Securities issued or issuable upon exercise or conversion of, or otherwise pursuant to or in respect of, the Notes and the Conversion Rights, without giving effect to the Beneficial Ownership Cap or any other limitations on the Investors’ ability to convert the Notes or exercise the Conversion Rights, the Company shall amend the Registration Statements, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover the total number of Registrable Securities so issued or issuable (without giving effect to the Beneficial Ownership Cap or any other limitations on the Investors’ ability to convert the Notes or exercise the Conversion Rights) as of the Registration Trigger Date as soon as practicable, but in any event within twenty (20) days after the Registration Trigger Date. The Company shall cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof, but in any event the Company shall cause such amendment and/or new Registration Statement to become effective within sixty (60) days of the Registration Trigger Date or as promptly as practicable in the event the Company is required to increase its authorized shares.

c.  The Company shall furnish to each Investor and Legal Counsel (as hereinafter defined) (i) promptly after the same is prepared and publicly distributed, filed with the SEC or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, and, each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought or intends to seek confidential treatment and, to the extent any portion thereof contains or reflects Inside Information, subject to the provisions of Section 6(d) of the Amendment), and (ii) such number of copies of a Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as an Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor; provided that the Company may provide any such copies in electronic form only. The Company will promptly notify each of the Investors by electronic mail of the effectiveness of each Registration Statement or any post-effective amendment thereto and, on each Trading Day following the initial effectiveness of each Registration Statement, shall confirm (or cause its legal counsel to confirm) by email to the Investors and any broker dealer that an Investor advises the Company is participating in the disposition of Registrable Securities, that such Registration Statement remains effective and available for the resale of the Registrable Securities covered thereby. The Company will promptly respond to any and all comments received from the SEC with respect to any Registration Statement filed pursuant to this Agreement, with a view towards causing each Registration Statement or any amendment thereto to become effective (to the extent required, by declaration or ordering of effectiveness, of such Registration Statement or amendment by the SEC) as soon as practicable, and, as soon as practicable, but in no event later than two (2) Business Days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review, shall file a request for acceleration of effectiveness of such Registration Statement (to the extent required for such Registration Statement or amendment to become effective, by declaration or ordering of effectiveness, of such Registration Statement or amendment by the SEC) to a time and date not later than two (2) Business Days after the submission of such request. No later than the first Business Day after the Registration Statement becomes effective, the Company shall file with the SEC the final Prospectus included in the Registration Statement pursuant to Rule 424 (or successor thereto) under the Securities Act.

d.  The Company shall (i) register and qualify, in any jurisdiction where registration and/or qualification is required, the Registrable Securities covered by the Registration Statements under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investors shall reasonably request, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; except that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction, except where the Company is then already required to be so qualified, already subject to taxation or required to consent to general service of process.

e.  As promptly as practicable after becoming aware of such event, the Company shall notify each Investor that holds Registrable Securities of the happening of any event, of which the Company has knowledge, as a result of which the Prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided that, to the extent any such notice contains or reflects Inside Information, such notice shall be given in a manner that complies with, and shall otherwise be subject to, Section 6(d) of the Amendment), and, subject to Section 3(r), shall promptly prepare a supplement or amendment to any Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to each Investor as such Investor may reasonably request.

f.  The Company shall prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement and, if such an order is issued, to obtain the withdrawal of such order as promptly as reasonably practicable and to notify each Investor that holds Registrable Securities (and, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof, in each case as promptly as reasonably practicable.

g.  The Company shall permit one outside legal counsel designated by the Investors (which shall be Katten Muchin Rosenman LLP (Attn: Mark D. Wood and Jonathan D. Weiner) or such other counsel as shall have been designated by the Investors that then hold a majority of the Registrable Securities) (“Legal Counsel”) to review such Registration Statement and all amendments and supplements thereto (as well as all requests for acceleration or effectiveness thereof but excluding the Company’s filings under the Exchange Act), a reasonable period of time prior to their filing with the SEC (not less than five (5) but not more than ten (10) Business Days prior to such filing) and not file any documents in a form to which Legal Counsel reasonably objects and will not request acceleration of such Registration Statement without prior notice to Legal Counsel.

h.  The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning any Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to such Investor prior to making such disclosure, and allow such Investor, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

i.  The Company shall cause all the Registrable Securities covered by each Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed (and cause to be satisfied all requirements and conditions of such securities exchange to the listing of such securities that are reasonably within the control of Company). The Company shall maintain such listing through the time of such conversion or exercise of the Notes or the Conversion Rights, and shall assure that it and the Depositary shall, at all times maintain, for the benefit of the Investors, (i) that number of ADSs underlying the Notes or the Conversion Rights available for issuance in connection with the exercise of the Notes or the Conversion Rights under a Registration Statement pursuant to Section 2, and (ii) that number of ADRs available for issuance in connection with the exercise of the Notes or the Conversion Rights under a registration statement on Form F-6. The Company shall use its commercially reasonable efforts in good faith to cause the Depositary to maintain an effective registration of the ADSs on Form F-6 in accordance with the Deposit Agreement and cooperate with the Depositary in filing any amendments to such Form F-6, if necessary, to allow the Investors to exercise their rights hereunder and under the Deposit Agreement to cover the Registrable Securities then outstanding.

j.  The Company shall provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the initial Registration Statement.

k.  The Company shall cooperate with each Investor that holds Registrable Securities being offered and the managing underwriter or underwriters with respect to an applicable Registration Statement, if any, to facilitate the timely (i) preparation and delivery of ADRs or certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to such Registration Statement, and enable such ADRs or certificates to be registered in such names and in such denominations or amounts, as the case may be, or (ii) crediting of the Registrable Securities to be offered pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company (“DTC”), in any such case as such Investor or the managing underwriter or underwriters, if any, may reasonably request. Within two (2) Business Days after a Registration Statement which includes Registrable Securities becomes effective, the Company shall deliver, and, if required by the transfer agent, shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with copies to each Investor) an appropriate instruction and an opinion of such counsel in the form required by the transfer agent in order to issue or transfer (as applicable) the Registrable Securities free of restrictive legends.

l.  At the reasonable request of an Investor, the Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and any Prospectus used in connection with the Registration Statement as may be necessary in order to change the plan of distribution set forth in such Registration Statement, in each case as promptly as is reasonably practicable.

m.  The Company shall not, and shall not agree to, allow the holders of any Ordinary Shares, ADSs or other securities of the Company to include any of their securities (other than Registrable Securities) in any Registration Statement filed pursuant to Section 2(a) or any amendment or supplement thereto under Section 3(b) hereof without the consent of the Required Investors. In addition, the Company shall not include any securities for its own account or the account of others in any Registration Statement filed pursuant to Section 2(a) or any amendment or supplement thereto filed pursuant to Section 3(b) hereof without the consent of the Required Investors.

n.  The Company shall comply with all applicable laws related to a Registration Statement and offering and sale of securities and all applicable rules and regulations of governmental authorities in connection therewith (including the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC).

o.  Reserved.

p.  If at any time the SEC advises the Company in writing that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act, the Company shall persuade the SEC that the offering contemplated by a Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.”  The Investors shall have the right to participate or have their respective legal counsel participate in any meetings or discussions with the SEC regarding the SEC’s position and to comment or have their respective counsel comment on any written submission made to the SEC with respect thereto. No such written submission shall be made to the SEC to which any Investor’s counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 3(p), the SEC refuses to alter its position, the Company shall remove from the Registration Statement such portion of the Registrable Securities as the SEC requires in writing be removed therefrom. Any such cut-back imposed by the SEC as contemplated by this Section 3(p) shall be imposed on a pro rata basis (based upon the Registrable Securities held by each of the Investors) except to the extent otherwise required by the SEC.

q.  Subject to the limitations contained herein, the Company shall use its reasonable best efforts to take all other reasonable actions arising out of its obligations under this Agreement and necessary to facilitate the disposition by the Investors of the Registrable Securities pursuant to a Registration Statement. Without limiting the foregoing, during the Registration Period, the Company shall comply with the provisions set forth in Schedule 3(q).

r.  Notwithstanding anything to the contrary in Section 3(e), at any time after the effective date of the applicable Registration Statement, the Company may suspend the use of any prospectus forming a part of such Registration Statement if the Company determines that it would otherwise be required to disclose material non-public information concerning the Company, the disclosure of which is not otherwise required and which the Company has a bona fide business purpose for preserving in confidence and at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interests of the Company (the period of such suspension, a “Grace Period”); provided, that the Company shall (i) promptly notify the Investors and any broker dealer identified by the Investors as participating in the sale or other disposition of Registrable Securities, in writing, of the start of the Grace Period, including the existence of any material non-public information giving rise to a Grace Period (provided that in each notice the Company shall not disclose the content of such material non-public information to any Investor or any such broker-dealer unless otherwise requested in writing by such Investor or broker-dealer) and the date on which the Grace Period will begin, and (ii) as soon as such date may be determined, promptly notify the Investors and any broker dealer identified by the Investors as participating in the sale or other disposition of Registrable Securities, in writing, of the date on which the Grace Period ends; and, provided, further, that (A) no Grace Period shall exceed thirty (30) consecutive days, (B) during any three hundred sixty-five (365) day period, such Grace Periods shall not exceed an aggregate of sixty (60) days, and (C) the first day of any Grace Period must be at least thirty (30) days after the last day of any prior Grace Period (each Grace Period that satisfies all of the requirements of this Section 3(r) being referred to as an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(e) hereof shall not be applicable during the period of any Allowable Grace Period, and the unavailability of a Registration Statement for resales of the Registrable Securities on any day during an Allowable Grace Period or a Staleness Period shall not constitute a “Registration Failure.” Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(e) with respect to the information giving rise thereto unless such material non-public information is no longer applicable.

s.  The Company shall not grant any Person any registration rights with respect to ADSs, Ordinary Shares or any other securities of the Company other than registration rights that will not adversely affect the rights of the Investors hereunder (including by limiting in any way the number of Registrable Securities that could be included in any Registration Statement pursuant to Rule 415) and shall not otherwise enter into any agreement that is inconsistent with the rights granted to the Investors hereunder.

t.  At all times during the Registration Period, (a) the ADSs shall be eligible for clearing through DTC; (b) the Company shall be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the ADSs and corresponding Ordinary Shares; (c) the depositary for the ADSs and the transfer agent for the corresponding Ordinary Shares shall be a participant in, and the ADSs and corresponding Ordinary Shares shall be eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or successor thereto); and (d) the Company shall cause the ADSs and corresponding Ordinary Shares to not at any time be subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of ADSs and corresponding Ordinary Shares through DTC, and, in the event the ADSs and corresponding Ordinary Shares become subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, the Company shall cause any such “chill,” “freeze” or similar restriction to be removed at the earliest possible time.

u.  The Company shall enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Initial Investors or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, in the case of a marketed underwritten public offering involving gross proceeds in excess of $10,000,000, participating in such number of “road shows”, investor presentations and marketing events as the underwriters managing such offering may reasonably request).

v.  The Company shall make available for inspection by any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be reasonably requested to enable them to exercise their due diligence responsibility, and cause the Company’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such underwriter, attorney, accountant or agent in connection with such Registration Statement; provided, however, that any such underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information.

4. OBLIGATIONS OF THE INVESTORS. In connection with the Registration of the Registrable Securities, each Investor shall have the following obligations:

a.  It shall be a condition precedent to the obligations of the Company to complete the Registration pursuant to this Agreement with respect to the Registrable Securities of an Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the Registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor. Any such information shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading.

b.  Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of the Investor’s Registrable Securities from such Registration Statement.

c.  Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(e) or 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(e) or 3(f); provided, however, that the foregoing shall not prohibit or require the Investor to discontinue the settlement of any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(e) or 3(f).

5. REGISTRATION FAILURE. If a Registration Failure occurs, then, in addition to all other available remedies that each Investor may pursue, but without duplication of any damages payable pursuant to Section 2(c)(v)(A) of the Senior Convertible Note and Section 12(c)(v)(1) of the Conversion Rights Agreement due to a failure to timely deliver unrestricted ADSs pursuant to those agreements resulting from such Registration Failure, the Company shall pay additional damages (the “Failure Payment”) to each Investor for each 30-day period (prorated for any partial period) after the date of such Registration Failure in an amount in cash equal to two percent (2.00%) of an amount equal to the product of (y) the number of Registrable Securities held by such Investor, multiplied by (z) the Closing Price (as defined in the Notes), in each case, as of the date such Registration Failure occurs. Such payments shall accrue until the earlier of (i) such time as the Registration Failure has been cured and (ii) the first date following the first anniversary of the Closing Date on which all of the Registrable Securities may be disposed of for the holder’s own account without restriction under Rule 144 (including, without limitation, volume restrictions and without need for the availability of “current public information” under Rule 144). Each Investor shall be entitled to its pro rata portion of any such payments based upon the number of Registrable Securities held by such Investor included, or to be included, as applicable, relative to the total number of Registrable Securities included, or to be included, as applicable, in the Registration Statement giving rise to such payment.

6. EXPENSES OF REGISTRATION. All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with Registrations, filings or qualifications pursuant to Sections 2 and 3, including all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for the Company (the “Registration Expenses”) shall be borne by the Company. The Company shall also reimburse the Investors for the reasonable fees and disbursements of Legal Counsel in the aggregate amount up to $50,000 per Registration in connection with Registrations pursuant to Section 2 or 3 of this Agreement, plus up to $10,000 of such fees and disbursements in connection with any post-effective amendment thereof, prospectus supplement thereto or any filing described in clause (a), (b) or (c) of paragraph (i) of Schedule 3(q).

7. INDEMNIFICATION. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

a.  The Company shall indemnify, hold harmless and defend each Investor, the directors, officers, partners, managers, members, employees and agents of each Investor, each Person who controls any Investor within the meaning of the Securities Act or the Exchange Act, if any, and each broker-dealer, sales agent or underwriter (as defined in the Securities Act) for such Investor participating in the sale or other distribution of Registrable Securities, if any, and each Person who controls any such broker-dealer or underwriter (each, an “Indemnified Person”), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, “Claims”) to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in any Registration Statement, or any amendment or supplement thereto, or any filing made under state securities laws as required hereby, or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment or supplement thereto, or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”).  The Company shall reimburse the Indemnified Person, promptly as such expenses are incurred and are due and payable, for any reasonable legal fees and other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 7(a) shall not apply to a Claim arising out of or based upon a Violation to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Person expressly for use in connection with the preparation of such Registration Statement or related Prospectus or any such amendment thereof or supplement thereto, or to any amounts paid in settlement of any Claim effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by any of the Investors pursuant to Section 10.

b.  Promptly after receipt by an Indemnified Person under this Section 7 of notice of the commencement of any action (including any governmental action), such Indemnified Person shall, if a Claim in respect thereof is to be made against the Company under this Section 7, deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnified Person, as the case may be;

provided, however, that an Indemnified Person shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the Company, if, in the reasonable opinion of counsel for such Indemnified Person, the representation by such counsel of the Indemnified Person and the Company would be inappropriate due to actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding. The Company shall pay for only one separate legal counsel (plus local counsel) for the Indemnified Persons, and such legal counsel shall be selected by the Investors. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnified Person under this Section 7, except to the extent that the Company is actually prejudiced by such failure in its ability to defend such action, and shall not relieve the Company of any liability to the Indemnified Person otherwise than pursuant to this Section 7. The Company shall not, without the prior written consent of the Indemnified Persons, consent to entry of any judgment or enter into any settlement or other compromise with respect to any Claim in respect of which indemnification or contribution may be or has been sought hereunder (whether or not any such Indemnified Person is an actual or potential party to such action or claim) which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Persons of a full release from all liability with respect to such Claim or which includes any admission as to fault, culpability or failure to act on the part of any Indemnified Person. The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as any expense, loss, damage or liability is incurred.

c.  Each Investor shall indemnify, hold harmless and defend (i) the Company, and (ii) the directors, officers, partners, managers, members, employees and agents of the Company, if any (the “Company Indemnified Persons” and each, a “Company Indemnified Person”), against any Claims to which any of them may become subject insofar as such Claims arise out of or are based upon any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities, which occurs due to the inclusion by the Company in a Registration Statement or Prospectus, or any amendment or supplement thereto, of false or misleading information about such Investor, where such information was furnished in writing to the Company by or on behalf of such Investor expressly for the purpose of inclusion in such Registration Statement or Prospectus. Notwithstanding anything herein to the contrary, the indemnity agreement contained in this Section 7(c) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investors, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, however, that an Investor shall be liable under this Section 7(c) for only that amount of a Claim as does not exceed the net amount of proceeds received by such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement.

d.  Promptly after receipt by a Company Indemnified Person under this Section 7 of notice of the commencement of any action (including any governmental action), such Company Indemnified Person shall, if a Claim in respect thereof is to be made against any Investor under this Section 7, deliver to such Investor a written notice of the commencement thereof, and such Investor shall have the right to participate in, and, to the extent such Investor so desires, to assume control of the defense thereof with counsel mutually satisfactory to such Investor and such Company Indemnified Person.

8. CONTRIBUTION. If for any reason the indemnification provided for in Section 7(a) or 7(c) (as applicable) is unavailable to an Indemnified Person or Company Indemnified Person (as applicable) or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the Indemnified Person or Company Indemnified Person (as applicable) as a result of the Claim in such proportion as is appropriate to reflect the relative fault of the Indemnified Person or Company Indemnified Person (as applicable) and the indemnifying party (provided that the relative fault of any Company Indemnified Person shall be deemed to include the fault of all other Company Indemnified Persons), as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of an Investor be greater in amount than the net amount of proceeds received by such Investor as a result of the sale of Registrable Securities giving rise to such contribution obligation pursuant to the applicable Registration Statement (net of the aggregate amount of any damages or other amounts such Investor has otherwise been required to pay (pursuant to Section 7(c) or otherwise) by reason of such Investor’s untrue or alleged untrue statement or omission or alleged omission).

9. REPORTS UNDER THE 1934 ACT. With a view to making available to the Investors the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration, the Company agrees to:

a.  make and keep public information available, as those terms are understood and defined in Rule 144;

b.  file with the SEC in a timely manner (without giving effect to any extensions pursuant to Rule 12b-25 under the Exchange Act) all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

c.  so long as any of the Investors owns Registrable Securities, promptly upon request, furnish to such Investor (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act as required for applicable provisions of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit such Investor to sell such Registrable Securities pursuant to Rule 144 without registration.

10. ASSIGNMENT OF REGISTRATION RIGHTS. The rights under this Agreement shall be automatically assignable by each Investor to any transferee of all or any portion of the Registrable Securities if: (i) such Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, and (iii) at or before the time the Company receives the written notice contemplated in clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein as applicable to an Investor. In the event that the Company receives written notice from an Investor that it has transferred all or any portion of its Registrable Securities pursuant to this Section 10, the Company, within ten (10) days, shall file any amendments or supplements necessary to keep a Registration Statement current, effective and available for the resale of all of the Registrable Securities pursuant to Rule 415. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Investors; provided that, to the extent required by the Existing Credit Agreement, any such assignment by the Company shall also require the prior written consent of the Administrative Agent and the Lenders (to the extent such consent would be required for an assignment of a Loan Document under the Existing Credit Agreement).

11. AMENDMENT OF REGISTRATION RIGHTS. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only in writing signed by the Company and the Required Investors. There shall be no oral modifications or amendments to this Agreement. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon each of the Investors and the Company.

12. MISCELLANEOUS.

a.  A Person is deemed to hold, and be a holder of, ADSs or other Registrable Securities whenever such Person owns of record or beneficially through a “street name” holder such ADSs or other Registrable Securities (or the Notes, the right to exercise the Conversion Rights (in whole or in part) or other securities upon exercise, conversion or exchange of which such Registrable Securities are directly or indirectly issuable, without giving effect to the Beneficial Ownership Cap or any other limitation on conversion, exercise or exchange of the Notes, the Conversion Rights or such other securities), and solely for purposes hereof, Registrable Securities shall be deemed outstanding to the extent they are directly or indirectly issuable upon conversion, exercise or exchange of the Notes, the Conversion Rights or other outstanding securities, without giving effect to the Beneficial Ownership Cap or any other limitation on exercise, conversion or exchange of the Notes, the Conversion Rights or such other securities. The provisions of this Agreement that refer to the number of Registrable Securities held by any Investor or outstanding as of any date shall be calculated in a manner that assumes the Notes are (or will be) converted, and the Conversion Rights are (or will be) exercised in full, at a conversion or exercise price equal to the Floor Price (as defined in the Notes), as in effect on the applicable date of determination, and without regard to the Beneficial Ownership Cap or any other limitation on conversion or exercise thereof, including the availability of sufficient authorized Ordinary Shares. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities (or the Notes or other securities upon exercise, conversion or exchange of which such Registrable Securities are directly or indirectly issuable).

b.  Any notices required or permitted to be given under the terms hereof shall be delivered personally or by courier (including a recognized overnight delivery service) or by electronic mail and shall be effective upon receipt, in each case addressed to a party. The addresses for such communications shall be:

If to the Company:

IDA Business Park, Bray, Co. Wicklow, Ireland A98 H5C8
Attention: John Gillard
Lennotice@trinitybiotech.com

With copy to:

Carter Ledyard & Milburn LLP
28 Liberty Street, New York, NY 10005
Attention: Steven J. Glusband
Email: glusband@clm.com

If to an Investor, to the address set forth in such Investor’s signature page to this Agreement.

The Company shall provide notice to each Investor, and each Investor shall provide notice to the Company, of any change in such party’s address.

c.  Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

d.  Governing Law.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER, AND ALL CLAIMS, DISPUTES AND MATTERS ARISING HEREUNDER OR RELATED HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, WITHOUT REFERENCE TO CONFLICTS OF LAWS PROVISIONS (OTHER THAN SECTION 5‑1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

e.  The following provisions of the Existing Credit Agreement are incorporated herein by reference, with the same force and effect as if fully set forth herein mutatis mutandis: Sections 13.10 (Jurisdiction, Service of Process and Venue), 13.11 (Waiver of Jury Trial) and 13.12 (Waiver of Immunity).

f.  This Agreement, the Notes, the Amendment, the Conversion Rights Agreement and the instruments referenced herein and therein, including the other Loan Documents (collectively, the “Transaction Documents”), constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. This Agreement and the other Transaction Documents (including all schedules and exhibits hereto and thereto) supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

g.  Subject to the requirements of Section 10 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto, and the provisions of Sections 7 and 8 hereof shall inure to the benefit of, and be enforceable by, each Indemnified Person and Company Indemnified Person (as applicable).

h.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

i.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission or electronic transmission (in PDF or DocuSign format) shall be effective as delivery of a manually executed counterpart hereof. The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law (as defined in the Existing Credit Agreement), including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

j.  The Company shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the Investors may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

k.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investors by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for breach of its obligations hereunder will be inadequate and agrees, in the event of a breach or threatened breach by the Company of any of the provisions hereunder, that the Investors shall be entitled, in addition to all other available remedies in law or in equity, to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

l.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

m.  In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

n.  In the event an Investor shall sell or otherwise transfer any of such holder’s Registrable Securities, each transferee shall be allocated a pro rata portion of the number of Registrable Securities included in a Registration Statement for such transferor.

o.  The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement (or any other Transaction Document) is intended to confer any obligations on any Investor vis-à-vis any other Investor. Nothing contained herein (or in any Transaction Document), and no action taken by any Investor pursuant hereto (or thereto), shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein (or therein).

p.  Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Agreement, (ii) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iii) the use of the word “include,” “includes” and “including” in this Agreement shall be by way of example rather than limitation, and (iv) the word “or” is not exclusive (i.e., “or” shall mean “and/or”).

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[Signature page follows]

IN WITNESS WHEREOF, the undersigned Investors and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY: TRINITY BIOTECH PLC By: /s/ John Gillard Name: John Gillard Title: Chief Executive Officer

IN WITNESS WHEREOF, the undersigned Investors and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

INVESTORS:

PERCEPTIVE CREDIT HOLDINGS III, LP

By: Perceptive Credit Opportunities GP, LLC,
its general partner

By: /s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By: /s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

Address for Notices: c/o Perceptive Advisors, LLC 51 Astor Place, 10th Floor, New York, NY 10003

PERCEPTIVE CREDIT HOLDINGS II, LP

By: Perceptive Credit Opportunities GP, LLC,
its general partner

By: /s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By: /s/Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

Address for Notices: c/o Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, NY 10003

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

Schedule 3(q)

(i)          Certification of Accuracy of Disclosure.  Upon the effective date of the initial Registration Statement (the “Effective Date”) and at each time that (a) any Registration Statement or Prospectus shall be filed, amended or supplemented, other than by means of Incorporated Documents (as defined below), (b) the Company files its annual report on Form 20-F under the Exchange Act, or (c) the Company files a Current Report on Form 6-K (or other report under the Exchange Act) containing financial information for a completed fiscal period (other than information that is furnished and not filed), if any Investor reasonably determines that the information in such Form 6-K is material (each such date referred to in (a), (b) and (c) above, a “Representation Date”), unless waived by the Investors, the Company shall furnish or cause to be furnished to each Investor a certificate, dated and delivered on the Representation Date, in form reasonably satisfactory to Investors to the effect that the following statements are true and correct at the Representation Date, as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date):

(A) the representations and warranties of the Company in the First Amendment and in the Conversion Rights Agreement are true and correct in all material respects on and as of the Representation Date with the same effect as if made on such date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such date);

(B) no stop order suspending the effectiveness of any Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(C) since the date of the most recent financial statements included in the Registration Statement, the Prospectus and the Incorporated Documents, there has been no Material Adverse Effect (as defined in the Credit Agreement) on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement and the Prospectus.

“Incorporated Documents” shall mean the documents or portions thereof filed with the SEC on or prior to the Effective Date that are incorporated by reference in any Registration Statement or any Prospectus and any documents or portions thereof filed with the SEC after the Effective Date that are deemed to be incorporated by reference in the Registration Statement or the Prospectus.

(ii)          Bring Down Opinions; Negative Assurance.  Within five (5) Trading Days of each Representation Date, unless waived by the Investors, the Company shall furnish or cause to be furnished to the Investors and to counsel to the Investors the written opinions of Irish counsel to the Company and United States counsel to the Company addressed to the Investors and any broker-dealer that are participating, or may participate, in the sale or distribution of any Registrable Securities (as determined by the Investors in good faith) and dated and delivered within five (5) Trading Days of such Representation Date, in form and substance reasonably satisfactory to the Investors, including a negative assurance representation of United States counsel to the Company.  In addition, if requested by any Investor, within one Trading Day of such request the Company shall furnish or cause to be furnished to the Investors, and any broker dealer participating in the disposition of Registrable Securities, confirmation from legal counsel to the Company to the effect that a Registration Statement covering the resale of the Registrable Securities proposed to be sold or otherwise disposed of is effective.

(iii)          Auditor Bring Down “Comfort” Letter.  Within five (5) Trading Days of each Representation Date, unless waived by the Administrative Agent, the Company shall cause (1) the Company’s auditors or other independent accountants satisfactory to the Administrative Agent (the “Accountants”) to provide to the Investors, addressed to the Investors and any broker-dealers that are participating, or may participate, in the sale or distribution of any Registrable Securities (as determined by the Investors in good faith), a letter, (A) confirming that the Accountants are independent accountants within the meaning of the Securities Act and the Exchange Act and the respective applicable rules and regulations adopted by the SEC thereunder and that, as applicable, (x) in their opinion the financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the related regulations adopted by the SEC and (y) they have performed a review of unaudited financial information of the Company included or incorporated by reference in the Registration Statement and the Prospectus, (B) providing verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or the documents incorporated by reference therein, and (C) providing customary “comfort” as to such review and verification in form and substance satisfactory to the Investors and (2) the chief financial officer of the Company to furnish the Investors a certificate, in each case dated within five (5) Trading Days of such Representation Date, in form satisfactory to the Investors, certifying as to the matters specified in Sections (i)(A), (i)(B) and (i)(C) of this Schedule 3(q).

(iv)          Due Diligence.  If requested in writing in connection with a disposition of any ADSs pursuant to a Registration Statement, the Company shall, and shall cause each of its subsidiaries to, make reasonably available for inspection during normal business hours by a representative for the Investor making such disposition, any broker-dealers, attorneys and accountants retained by such Investor, and any attorneys or other agents retained by a broker-dealer engaged by such Investor or any such broker-dealers or underwriters, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for the Investor, or any such broker-dealers, underwriters, attorneys or accountants in connection with such disposition, in each case as is customary for similar “due diligence” examinations; provided that such persons shall first agree in writing with the Company that any non-public information shall be used solely for the purposes of satisfying “due diligence” obligations under the Securities Act and exercising rights under the Amendment, the Credit Agreement (as defined in the Amendment), the Notes and the other Loan Documents (as defined in the Amendment) and shall be kept confidential by such persons, unless (i) such information becomes generally available to the public other than as a result of a disclosure by any such person in violation of this paragraph; or (ii) such information becomes available to any such person from a source other than the Company or any of its subsidiaries and such source is not known by such person to be bound by a confidentiality agreement with the Company or any of its subsidiaries. Notwithstanding the foregoing, nothing herein shall prevent any Investor from disclosing any such information (a) to the extent compelled by legal process; (b) to the extent reasonably necessary or advisable in connection with the defense of any legal, judicial or administrative proceeding or otherwise as required by applicable law, rule or regulation (in which case the Investor making such disclosure shall, to the extent permitted by law, rule, regulation or proceed, (i) use commercially reasonable efforts to inform the Company promptly thereof and (ii) reasonably cooperate with the Company (at the Company’s sole cost and expense) to procure that such information is accorded confidential treatment); (c) upon the request or demand of any governmental, regulatory or self-regulatory authority having jurisdiction over the Investor or its affiliates (in which case the Investor shall except with respect to any audit or examination conducted by bank accountants or any governmental, regulatory or self-regulatory authority exercising examination or regulatory authority, to the extent permitted by law, rule or regulation, use commercially reasonable efforts to (i) notify the Company promptly thereof and (ii) reasonably cooperate with the Company (at the Company’s sole cost and expense) to procure that such information is accorded confidential treatment); (d) to the extent reasonably necessary or advisable, for purposes of establishing a “due diligence” defense; or (e) to the extent reasonably necessary to enforce any rights under this Agreement.